March 31, 2016

Via EDGAR

James Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Sysco Corporation
Form 10-K for the Fiscal Year Ended June 27, 2015
Filed August 25, 2015
File No. 001-06544

Dear Mr. Allegretto:

This letter sets forth the responses of Sysco Corporation (the “Company” or “Sysco”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 16, 2016 with respect to the Company’s Form 10-K, filed August 25, 2015 (“Form 10-K”). For your convenience, comments contained in your March 16, 2016 letter are reprinted in bold italics below. For ease of reference, the Company has numbered each bullet point from the Commission’s letter to correspond to the Company’s numbered responses below. The Company has also included as an Appendix, certain key dates relevant to its response.

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

Form 10-K for the Fiscal Year Ended June 27, 2015

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Derivative Financial Instruments, page 65

1.	We note your response to comment 2. Please explain the following items in more detail.

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Question 1 – We note that you described the hedged forecasted transactions as 60 semiannual interest cash flows on $1.0 billion in aggregate principal of fixed rate debt occurring between December 1, 2014 and January 31, 2045 and 20 semiannual interest cash flows on $1.0 billion in aggregate principal of fixed rate debt occurring between December 1, 2014 and January 31, 2055. Please tell us if any semi-annual interest payments on any fixed rate debt within that period would qualify. If so, please tell us how that constitutes sufficient specificity about the hedged item so that it is clear when an interest payment occurs whether that cash outflow is or is not the hedged transaction.

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Question 2 – You state that you terminated the swaps in September 2014 in conjunction with the issuance of $5.0 billion in senior notes in October 2014 and began amortizing the amounts in AOCI through interest expense over the term of the new senior notes (30 years and 10 years respectively). Once you issued specific debt in October 2014 and began making interest payments and amortizing the AOCI over the term of this debt, please explain in greater detail how other cash interest payments associated with different debt with different semi-annual cash outflows could also be considered the forecasted transactions.

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Question 3 – Please tell us how you define “the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter” for the forecasted transaction(s). Please tell us by what date you believe the forecasted transactions would have had to be probable of not occurring to reclassify the OCI to earnings.

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Question 4 – We are unclear on how anticipating issuing approximately $2.0 billion in fixed rate debt during the first quarter of fiscal 2016 and actually issuing $2.0 billion in fixed rate debt in September 2015 impacted your ability to assert it was probable that the forecasted transactions would not occur by the end of the originally specified time period. Please explain in detail addressing how the 60 and 20 semi-annual interest cash outflows during the 30 and 10 year specified periods coincide with the anticipated or actual issued debt.

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

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Question 5 – It appears that you intend to continue to amortize the cumulative losses recorded in accumulated other comprehensive income through interest expense over the term of the originally issued merger debt. Please explain to us how you determined that will be the same period or periods in which outstanding debt interest payments affect earnings.

The above points are an attempt to understand your period-by-period analysis of the transactions beginning with incurrence of the derivative intended to hedge forecasted debt issuance(s), please feel free to supplement your response with any information you deem helpful to understanding the accounting literature that supports continued amortization from other comprehensive income. In this regard, please ensure your next response provides a comprehensive analysis of how you evaluated the economic effect of the forward-starting interest rate including how it served as an economic hedge of possible future cash payments associated with unspecified debt transaction(s). A detailed discussion of the intent of the forward-starting swap agreements may be a good starting point including how such agreement(s) fixed your risk relating to the uncertainty of future interest payments for specified periods. We may have further comment.

Company Response

Response to Question 1

In December 2013, Sysco began contemplating various hedging strategies related to the interest rate risk on the Company’s anticipated debt issuance(s) and the interest cash flows that would result from permanently increasing the Company’s capital structure. The proceeds from the anticipated debt issuance(s) could be used for a variety of items, which included the proposed US Foods merger (the ‘Merger’), repayment of existing debt ($300 million due June 2015), settlement of commercial obligations ($400 million outstanding as of the end of calendar 2013) and other uses to provide shareholder return.

In reviewing hedging instruments to accomplish these purposes, the Company considered treasury locks and forward starting interest rate swaps. Investment grade companies frequently use these instruments to hedge interest rate risk associated with contemplated debt issuances (i.e., the risk that interest rates increase prior to the issuance of the debt beyond the level priced into the forward curve on the date the hedge was put in place, resulting in a higher fixed coupon and subsequent interest payments than would have been the case if the debt had been issued at the forward rate on the date the hedge was put in place). Sysco chose forward starting interest rate swaps (pay fixed / receive floating), which function to lock in a fixed interest rate as of the day the swap is entered into until the day it is terminated. Forward starting swaps are generally terminated at or near the date the fixed rate debt is issued because the hedged risk (i.e., variability in expected interest payments due to fluctuations in the forward benchmark LIBOR swap rate from the date the hedge is put in place until the date the fixed rate debt is issued) no longer exists. Any gain (or loss) on the swap as of the termination date serves to offset the higher (or lower) interest rate payments that will occur over the life of the debt based on the fixed coupon.

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

On January 28, 2014, the Company entered into two forward-starting swap agreements in order to hedge future semiannual interest payments attributable to changes in the benchmark LIBOR swap rate that could occur from this point until the expected issuance of the debt. The Company’s hedge documentation described the hedged interest rate payments broadly as follows:

1.	60 semiannual interest cash flows on $1.0 billion in aggregate principal amount of fixed rate debt occurring between December 1, 2014 and January 31, 2045.

2.

20 semiannual interest cash flows on $1.0 billion in aggregate principal amount of fixed rate debt occurring between December 1, 2014 and January 31, 2025. (Please note that our first response letter included a typographical error of January 31, 2055; however, the agreement and the original hedge designation documentation correctly refer to the date of January 31, 2025.)

The Company’s hedge designation documentation further states that those interest cash flows could be on debt issued for “the proposed US Foods merger (the ‘Merger’), repayment of existing debt, settlement of outstanding commercial obligations and other purposes.” As discussed above, the Company anticipated permanently increasing its capital structure regardless of whether the Merger was consummated. Pursuant to ASC 815, the Company asserted at inception, and throughout the life of the hedge, that those interest rate payments were probable of occurring over the time period designated based on its plans to issue debt for the reasons documented above.

Because the Company anticipated issuing fixed rate debt for various purposes, it described the hedged items (i.e., semiannual fixed rate interest payments over 30 and 10 years respectively) broadly in the hedge documentation. This broad documentation approach is consistent with the hedge strategy illustrated in ASC 815-30-55-129, in which the entity documents that it is hedging:

“the variability in the 40 future quarterly interest payments, attributable to changes in the benchmark interest rate, over the next 10 years related to its 10-year $100 million borrowing program that begins in 6 months.”

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

Pursuant to ASC 815-20-25-3(d)(vi), “the hedged forecasted transaction shall be described with sufficient specificity so that when a transaction occurs, it is clear whether that transaction is or is not the hedged transaction”. In our case, any fixed rate semiannual interest payments beginning after December 1, 2014 related to debt issued after June 1, 2014, consistent with the purposes described in the hedge documentation (as described above) would be the hedged item.

The Company’s hedge documentation also contemplated a scenario where there could be fixed rate interest rate payments on a notional amount of debt exceeding the notional amount documented (e.g., $1 billion). In that case, we documented that the hedged cash flows (i.e., interest payments) will be based on the first $1 billion of debt issued. Therefore, we believe it would be clear which interest payments are the documented hedged interest payments and which are not, and thus, sufficient specificity is met pursuant to ASC 815.

Response to Question 2

On September 24, 2014, the forward-starting swap agreements were terminated in conjunction with the Company’s issuance of $5.0 billion in senior notes on October 2, 2014, which included $1 billion in 10-year notes and $1 billion in 30-year notes with 20 and 60 semiannual interest payments, respectively. On September 24, 2014, the date on which the Company priced its senior notes offering, the hedged risk (variability in forward interest rates) no longer existed. As contemplated in the original hedge designation, interest payments from the $2.0 billion debt issuance would be added to Sysco’s capital structure through the issuance of senior notes on October 2, 2014 or, in the event these senior notes were redeemed, through a subsequent debt offering. As of the termination date of the forward-starting swap agreements, Sysco had recorded derivative liabilities of approximately $130 million and $59 million for the 30-year and 10-year swap agreements, respectively, and corresponding derivative losses totaling $189 million in accumulated other comprehensive income (“AOCI”). The Company began amortizing the amounts in AOCI through interest expense in a manner consistent with the underlying 60 and 20 semiannual interest payments associated with those 30-year and 10-year senior notes, respectively, pursuant to ASC 815-30-35-38.

On June 29, 2015, Sysco issued a press release noting that it had terminated its proposed Merger after the U.S. District Court for the District of Columbia granted the Federal Trade Commission’s request for a preliminary injunction to stay the proposed Merger. Within the same press release, the Company announced that its Board of Directors had authorized the Company to spend an additional $3 billion to repurchase shares (approximately 13 percent of current outstanding shares at that time) over the next two years. The release noted that the Company intended to fund these purchases from new borrowings and cash flow from operations. The intent was disclosed to repurchase approximately $1.5 billion in shares in each of the next two years and, as part of the first year’s purchases, through an accelerated share repurchase program. The Company further disclosed in a question and answer session with investors and analysts, on the same day, that it intended to issue $2.0 billion in debt towards the end of the first quarter of fiscal 2016 and would execute the $1.5 billion in accelerated share repurchases at the same time. These public disclosures were consistent with the Company’s expectation that the remaining hedged forecasted transactions (i.e., semiannual fixed interest payments over the period specified in the Company’s hedge documentation) would occur. Sysco further disclosed the same intentions of issuing debt and funding share repurchases within its Fiscal 2015 Form 10-K in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, within the section entitled “Trends and Strategy.”

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

The termination of the merger agreement triggered the mandatory redemption feature included within the indentures governing the senior notes. On July 15, 2015, the Company redeemed the senior notes for cash. When it became probable that the hedged fixed rate interest payments would not occur on the debt issued for the proposed Merger, ASC 815 required the Company to evaluate whether it was probable that those interest rate payments would not occur in connection with future debt issued for the “repayment of existing debt, settlement of outstanding commercial obligations or other purposes,” as originally documented.

The Company continued to conclude it was probable that the forecasted interest payments would occur, consistent with its intentions publicly stated on June 29, 2015 and, therefore, losses within AOCI were required to continue to amortize into earnings. In determining when to release amounts in AOCI for a discontinued hedge, ASC 815-30-40-4 states: “The net derivative instrument gain or loss related to a discontinued cash flow hedge shall continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter.” [Emphasis added.] In addition, ASC 815-20-25-16 notes that “how the hedged forecasted transaction is designated and documented in a cash flow hedge is critically important in determining whether it is probable that the hedged forecasted transaction will occur.”

The Company reassessed the accounting for amounts accumulated in AOCI in both the third and the fourth quarters of fiscal 2015 based on this guidance and could not assert that the documented hedged interest cash flows were probable of not occurring. That is, Sysco could not assert that it was probable that it would not have interest cash flows (occurring within the years noted above) associated with fixed rate debt issued for the “proposed Merger, repayment of existing debt, settlement of outstanding commercial obligations or other purposes.”

Consistent with this determination, in September 2015, Sysco issued $2.0 billion in aggregate principal amount of new senior notes, which the Company determined to be part of its permanent capital structure (see response to Question 5 for discussion of the maturity profile of this debt). As a result, the Company determined that it was required to continue amortizing the amount recorded in AOCI through expense in accordance with the guidance in ASC 815-30-35-38 (i.e., the hedged interest payments impact earnings). The Company has always amortized amounts out of AOCI and into earnings pursuant to this guidance. Specifically, as the April 1st and October 1st 2015 interest rate payments on the October 2014 debt accrued, the respective amounts in AOCI were reclassified to earnings. Similarly, as the April 1st and October 1st interest rate payments on the fixed rate debt issued in September 2015 accrue, the respective amounts in AOCI will be reclassified to earnings. Since the October 2014 debt was redeemed on July 15, 2015, the interest rate payment scheduled for October 1, 2015 did not occur. Instead, accrued interest for the period April 2, 2015 through the redemption date was paid as part of the redemption amount on July 15, 2015. The remaining forecasted interest for the period July 15 2015 through October 1 2015 was never paid or accrued. Instead of immediately reclassifying this amount from AOCI to earnings on the date the Company determined it was probable that this cash flow would not occur within the originally specified time period plus 60 days, the Company continued to amortize this amount into earnings through October 1, 2015, due to its immaterially.

The Company is required to continue to release the respective amounts in AOCI to earnings as the hedged fixed rate interest payments impact earnings until such time as the Company can assert that any of those payments are probable of not occurring.

This pattern of amortization will continue until the Company determines that it is probable that the forecasted interest payments will not occur within the originally designated time period or within an additional two months thereafter.

It is important to note that the hedge item(s) are the semiannual fixed rate interest rate payments, not the proceeds associated with the issuance of specific debt. Example 21 in ASC 815-30-55-128 through 55-133 discusses the difference in accounting for these hedges. In addition, the hedge documentation does not indicate that those payments must be associated with any specific debt issuance. As mentioned above, ASC 815-30-55-129 provides an example of a valid hedge strategy that is consistent with the strategy the Company employed. Under that example, the hedged item was also documented broadly as “40 future quarterly interest payments, attributable to the benchmark interest rate, over the next 10 years related to its 10-year 100 million dollar borrowing program that begins in 6 months.” That example also uses a forward starting swap as Sysco did.

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

Just as the company in that example had to determine whether it was probable that each documented interest rate payment (on a payment by payment basis) would not occur (considering all future debt associated with the company’s borrowing program), Sysco had to determine if the documented interest rate payments would occur associated with future debt for the purposes originally documented (i.e., “repayment of existing debt, settlement of outstanding commercial obligations and other purposes”). Because it was never probable that the hedged interest rate payments contemplated in the hedge documentation would not occur, Sysco was precluded from immediately releasing the remaining amounts in AOCI into earnings upon the redemption of the senior notes in July 2015 and throughout the rest of 2015.

Response to Question 3

As discussed in ASC 815-30-55-130, when interest rate payments are designated as the hedge items, each fixed rate interest rate payment is considered to be a forecasted transaction with its own “originally specified time period.” As such, the determination of whether each forecasted transaction is probable of not occurring within the originally specified time period or within an additional two-month period of time thereafter is performed on a payment by payment basis.

Additionally, as permitted under ASC 815-20-25-16(c), the Company documented a period of time in which each interest rate payment would occur, rather than a specific date for each payment. This was due to the uncertainty as to the specific dates on which the fixed rate interest rate payments were to begin.

For example, the documented specified time period for the first fixed rate interest rate payment is December 1, 2014 – July 31, 2015. The 2 month grace period provided by ASC 815-30-55-129 adds another two months to the end of July 31, 2015, making the range required for assessment, December 1, 2014 to September 30, 2015. Therefore, if the first of 60 interest rate payments was probable of not occurring by September 30, 2015, the amounts in AOCI related to that payment would have been required to be released to earnings. The same assessment is required for each subsequent fixed rate interest rate payment. An example of this assessment is illustrated in ASC 815-30-55-129 through 55-131.

Response to Question 4

On June 29, 2015, the Company determined that it was probable that the fixed rate interest rate payments on the October 2014 debt related to the anticipated acquisition would not occur. Because the Company documented that the hedged fixed rate interest rate payments could be associated with debt issued for the purposes of an “acquisition, refinancing, or other purposes,” the Company was required to determine whether it was probable that the documented semiannual fixed rate interest rate payments would not occur within the originally specified time period (or within an additional two-month period of time thereafter) on any other future issuances of fixed rate debt. The Company could not make that assertion due to its anticipated issuance of fixed rate debt associated with its share repurchase program and other purposes. Therefore, it was precluded from releasing the amounts in AOCI.

Various sections in ASC 815 provide that hedged interest payments are not required to come from a particular debt issuance. For example, ASC 815-20-55-109 discusses a cash flow hedge of interest rate payments whereby the original debt generating those payments was prepaid, as was the Company’s. That guidance states:

The prepayment of the original variable-rate debt eliminates the contractual obligation to make those interest payments; however, this Subtopic permits replacing the hedged interest payments that are no longer contractually obligated to be paid without triggering the dedesignation of the original cash flow hedging relationship. Replacing the original debt issuance with a new variable-rate debt issuance is permissible in a cash flow hedge of interest rate risk and does not automatically result in the discontinuation of the original cash flow hedging relationship.

Although this guidance is addressing whether a hedge is required to be discontinued upon early redemption of the original debt instrument, if de-designation is not required as illustrated in the example, any release of amounts in AOCI would be prohibited. In addition, in discussing the criteria for a hedged item in a cash flow hedge, ASC 815-20-25-20 states, for interest rate risk of prepayable obligations, “Paragraph 815-20-25-15(a) does not require that the variable interest payments relate to a specific unchanging obligation or group of floating-rate obligations when those obligations are prepayable.”

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

As another example, ASC 815-30-55-54 through 55-59 discusses a cash flow hedge of variable interest payments associated with a 5-year borrowing program. Those payments initially occur on fixed rate 90-day notes that are continuously rolled to new fixed rate 90-day notes, effectively resulting in variable rate debt. In the second year of the hedge, the company decides to replace the rolling 90-day notes with fixed rate debt. When evaluating the accounting for amounts in AOCI, that guidance states:

Immediate reclassification is required (and permitted) only if it becomes probable that the hedged transactions (future interest payments) will not occur. The variability of the payments has been eliminated, but it still is probable that they will occur. Thus, those gains or losses will continue to be reclassified from accumulated other comprehensive income to earnings as the interest payments affect earnings (as required by paragraphs 815-30-35-38 through 35-41).

In addition, Sysco noted published guidance by PwC that addresses fact patterns similar to the Company’s as shown in pages 9-7 through 9-9 of their July 2015 publication, Derivative instruments and hedging activities. A copy of this guidance is available at the following web address:

http://www.pwc.com/us/en/cfodirect/publications/accounting-guides/guide-to-accounting-for-derivative-instruments-and-hedging-activities-2013-edition.html .

Examples III and V provide hedging strategies similar to the Company’s whereby a series of fixed rate interest rate payments are hedged before the anticipated issuance of fixed rate debt. Under both examples, no amounts in AOCI are reclassified into earnings unless the hedger can assert that it is probable that the hedged payments will not occur within the originally specified time period or within an additional two-month period of time thereafter. Example V specifically addresses the consideration of future debt issuances. In this example, the amount in AOCI which stems from hedging interest rate payments expected to occur over five-years is not immediately released to earnings despite the fact that an entity issued two-year debt. This is because the entity expects to issue additional debt in the future and that debt will result in interest payments occurring during the time frames specified in the original hedge documentation.

Response to Question 5

Sysco generates cash flow from its operations but has chosen to use that cash flow for:

•	working capital requirements;

•	investments in facilities, systems, fleet, other equipment and technology;

•	return of capital to shareholders, including cash dividends and share repurchases;

•	acquisitions compatible with our overall growth strategy;

•	contributions to our various retirement plans; and

•	debt repayments.

As noted above, the Company has always amortized amounts out of AOCI and into earnings pursuant to ASC 815, that is, as the hedged interest payments impact earnings. Historically, as the April 1st and October 1st 2015 interest rate payments on the October 2014 debt accrued, the respective amounts in AOCI were reclassified to earnings. Going forward, as the April 1st and October 1st interest rate payments on the new senior notes issued in September 2015 accrue, the respective amounts in AOCI will be reclassified to earnings. While the payment dates on both series of senior notes match, the Company is not amortizing AOCI based on the October 2014 debt. The Company is required to continue to release the respective amounts in AOCI to earnings as the hedged fixed rate interest payments impact earnings until such time as Sysco can assert that any of those payments are probable of not occurring.

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

At this time, Sysco has no plans to reduce the debt outstanding in its current capital structure. In September 2015, Sysco issued $2.0 billion in aggregate principal amount of new senior notes. While the notional amount of $2.0 billion of the original hedge equals the aggregate amount of the September 2015 debt, the forecasted interest rate payments on the September 2015 debt do not exactly match that of the October 2014 debt because of the different maturity profile. That is, instead of $1 billion 10-year debt and $1 billion 30-year debt, Sysco currently has 5-year, 10-year and 30-year debt with par values of $750 million, $750 million and $500 million, respectively. However, with the Company’s intent to maintain this amount of debt as part of its capital structure, it is not probable that interest payment amounts will not occur as outlined in the original hedge designation and, therefore, Sysco believes the accounting treatment is proper. Immediately prior to the time this response letter has been issued, Sysco has priced its offering of four additional senior note tranches (3-year, 5-year, 10-year and 30-year) with an aggregate principal of $2.5 billion at fixed interest rates, further adding debt to its capital structure. Interest payments for the first 5 years of this debt would not be hedged items because the interest rate payments from the senior notes issued in September 2015 were the first payments to match the documented hedged payments. Only the portion of interest payments for the 10-year and 30-year March 2016 senior note offering not covered by the September 2015 senior note offering will be considered the hedged payments as they will be the first interest payments to occur at that time.

Sysco acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions or additional comments, please contact our Securities Counsel, B. Joseph Alley, Jr. of Arnall Golden Gregory LLP at (404) 873-8688.

Very truly yours,

/s/ Russell Libby

Russell Libby

Executive Vice President –

Administration and Corporate Secretary

cc:	Lisa Sellars, Staff Accountant
Daniel Porco, Staff Attorney
Lilyanna Peyser, Special Counsel
B. Joseph Alley, Jr., Arnall Golden Gregory LLP
William R. Strait, Ernst & Young
Joel Grade, Sysco Corporation

Mr. James Allegretto

U.S. Securities and Exchange Commission

March 31, 2016

Appendix

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January 28, 2014 – Execution date of forward starting swaps and hedge designations to hedge future semiannual interest rate payments attributable to changes in the forward benchmark LIBOR swap rate that could occur from this date until the expected issuance of debt

•	September 24, 2014 – Date the offering of senior notes was priced and forward starting swap agreements were terminated

•	October 2, 2014 – Date redeemable senior notes were issued with interest payments occurring on April 1st and October 1st of each year

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June 29, 2015 – Date Sysco announced termination of the proposed Merger and expected share repurchase of $3 billion over a two year time period. Announcement included an intent to execute $1.5 billion of share repurchases towards the end of the first quarter of fiscal 2016, which would be funded with a $2.0 billion offering of senior notes

•	July 15, 2015 – Date senior notes issued on October 2, 2014 were redeemed

•	September 23, 2015 – Date offering of new senior notes was priced

•	September 28, 2015 – Date new senior notes were issued with interest payments occurring on April 1st and October 1st of each year

•	March 22, 2016 – Date offering of senior notes was priced

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April 1, 2016 – anticipated date that new senior notes will be issued with fixed-rate interest payments occurring on April 1st and October 1st of each year for certain notes and January 15th and July 15th of each year for certain notes